Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/MF): 33.611.500/0001-19

NOTICE TO THE MARKET

GERDAU S.A. (“Company” or “Gerdau”) announces an investment plan in Minas Gerais amounting to R$6 billion over the next five years, which includes modernization, technological updating and expansion projects at its sites in the state. The investment, which reinforces the company’s commitment to the state’s sustainable, economic and social development, will create over 6,000 new direct and indirect jobs.

The investments are divided into three fronts: growth, technological updating and diversification, with improving environmental practices a basic principle incorporated across all projects. The plan, which involves all regions where Gerdau has operations, will benefit dozens of municipalities in the state of Minas Gerais and focus on steel production, mining, renewable energy generation and forest cultivation.

Two important investments to expand steel production will be made in Ouro Branco, where the company’s main production unit is located. The unit’s annual production capacity of hot-rolled coils will expand by 250,000 tons/year, with commercial startup slated for early 2024. Gerdau also is expanding the production of structural profiles by 500,000 tons/year, which represents a doubling of current capacity, with startup estimated for 2025. The expansion projects are part of Gerdau’s mission of continuing to meet the growing demand from the sectors that consume these products in Brazil and Latin America.

“The new production capacity of hot-rolled coils will enable us to continue delivering steel products with higher added value to our clients. Meanwhile, the production expansion in structural profiles, a segment that we have pioneered in Brazil since 2000, is aligned with our strategy to develop the metallic construction segment, which will leverage productivity in the building, industrial and infrastructure sectors,” said Marcos Faraco, vice-president at Gerdau.

Investments also will be made to improve environmental practices and technological modernization under the scope of Industry 4.0 for Gerdau’s entire industrial base in Minas Gerais, which includes not only the Ouro Branco Unit, but also its plants located in the municipalities of Barão de Cocais, Divinópolis and Sete Lagoas. For these units, Gerdau has a bold plan to adopt the use of digital tools to control processes and decisions, expand automation systems, implement tools for energy efficiency gains, increase water efficiency and modernize equipment for controlling particulate emissions, which will cause positive environmental impacts for local communities.

“Part of Gerdau’s global growth strategy, this investment cycle in Minas Gerais reflects our actions to support the innovation and evolution of our sustainability strategy. The investments also aim to maintain the competitiveness of Gerdau's businesses in the state, which should further strengthen its virtuous partnership with the people of Minas Gerais and create opportunities for the region still this year, when the company commemorates the 120th anniversary of its founding,” said Gustavo Werneck, CEO of Gerdau.

Gerdau also will invest in growing and modernizing its base of renewable eucalyptus forests, expanding them by 20% to support the production of charcoal, a so-called bioreducer used in steel production to substitute fossil-based coal. Gerdau already has a forest base in Minas Gerais that includes eucalyptus plantations and preservation areas covering 250,000 hectares in dozens of municipalities, which enables its steel production operations to register average CO2 emissions below the average of the global industry.

In Gerdau's mining activities, investments include decommissioning the Alemães Dam located in Ouro Preto, adopting technologies for dry stacking tailings and ensuring the economic sustainability of its iron ore production. These investments will Gerdau to effectively eliminate the use of tailings dams in its operations.

Another investment in the plan to improve the sustainability and diversification of Gerdau's business involves developing a photovoltaic complex in the municipality of Brasilândia de Minas, located in northern Minas Gerais state. Gerdau and Shell Brasil signed a cooperation agreement that establishes the basic principles for negotiating and creating a joint venture. With installed capacity of 190MWdc, the Aquarii Complex will supply a portion of its clean energy to Gerdau's steel mills, while the balance will be sold on the free market through Shell's energy trading arm, starting as from 2024.

“We began our long history of trust and partnership with Minas Gerais 32 years ago, and since then have always worked to ensure sustainable and integrated operations across the state. This new investment plan represents an important advance in our long-term strategy, which sees in Gerdau's long and flat steel production units in Minas Gerais a large growth platform for the coming years,” concluded Faraco.

São Paulo, August 6, 2021

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer